Exhibit 1

N E W S   R E L E A S E

TALISMAN ENERGY TARGETS 10% PRODUCTION

PER SHARE GROWTH IN 2005

CALGARY, Alberta – January 11, 2005 – Talisman Energy Inc. has announced a record $3.1 billion exploration and development program for 2005, representing an increase of approximately 15% over 2004.  North America and the North Sea account for 80% of expected spending. The budget includes $1.5 billion for drilling as the Company continues to add significant new production volumes through the drill bit.

Talisman expects 5% production growth in 2005, with a mid-point estimate of approximately 460,000 boe/d. With continued share repurchases, the Company intends to increase production per share by approximately 10% in 2005. Production in 2004 is estimated at 437,000 boe/d with production per share up 10% over the previous year.

Talisman expects to generate $3.6-3.8 billion in cash flow in 2005, based on a US$40/bbl WTI oil price, a US$6.25/mmbtu NYMEX natural gas price and a US$/C$ exchange rate of $0.80. The Company plans to release its final 2004 results on March 2, 2005. Talisman has provided additional guidance details on its website at www.talisman-energy.com.

“2004 was a stellar year for Talisman and the momentum is continuing into 2005,” said Dr. Jim Buckee, President and Chief Executive Officer. “We expect to generate a record $10 in cash flow per share this year, an increase of 25% over 2004.  Unit operating costs could fall by more than 5% this year with new low cost production in Trinidad and the stronger Canadian dollar. The Company continues to layer in growth in each of its core operating areas with a view to increasing our production by 100,000 boe/d between now and the end of 2007.

“We made a number of large domestic natural gas discoveries last year, which show signs of continuing in 2005, reinforcing our position as the leading deep gas explorer in Western Canada. In addition, we will continue our successful drilling program in the northeastern United States. We plan to spend over $1.4 billion in North America, with almost 90% directed at natural gas projects. Talisman expects to participate in over 500 gross wells including 10-12 high impact exploration wells, increasing our North American natural gas production by 4-5% this year.

“In the North Sea, Talisman increased production by an estimated 7% in 2004, bringing the North Tartan field onstream and adding additional exploration acreage in Norway. The Company’s largest single project in 2005 will be development of the Tweedsmuir and Tweedsmuir South fields in the North Sea. Production is expected to start late in 2006, adding approximately 45,000 boe/d net to Talisman in 2007.

“The major contributor to growth in 2004 was the PM-3 project in Malaysia/Vietnam, which averaged over 40,000 boe/d for the year, net to Talisman. This year, we expect to start production from the South Angsi field, which will add an estimated 6,500 bbls/d net to Talisman this year and 12,000 bbls/d next year. We also expect to sanction development of the PM-3 northern fields.

“In Indonesia, Talisman has a 36% interest in the Corridor PSC with very large natural gas reserves. In August, the Company announced a long-term contract for the sale of 2.3 tcf to the Indonesian national gas transmission and distribution company. In 2005, we will start expansion of our gas processing facilities with deliveries expected in the first quarter of 2007.

“Production doubled in Algeria in 2004, averaging over 13,000 bbls/d. This year, we expect to sanction the MLSE development project and we will commence facilities expansion to handle increased liquids volumes in 2007. Production is about to start in Trinidad and is expected to average approximately 14,000 bbls/d net to Talisman in 2005. We have up to eight exploration wells planned in Trinidad, including our first two onshore locations.

“In addition, we will continue our high impact wildcat exploration drilling programs in Colombia and Peru and plan to spud our first well in Qatar this year. We will also spend upwards of $20 million in Alaska with a view to drilling our next exploration well there in 2006.

“The Company increased its dividend payment in 2004, repurchased approximately nine million shares in November and December and increased liquidity with a three for one share split.  Our balance sheet is very strong, with net debt at year end 2004 estimated at about $2.5 billion. Of course, the key measure of success for Talisman shareholders is share price performance.   Talisman shares ended the year at a new record high closing price of $32.35 per share, an annual increase of 32%.”

CASH FLOW

Talisman expects to generate cash flow of $9.80-10.40 per share in 2005, based on the mid-point of the production guidance range. This is a 25-30% increase over the estimated 2004 figure.

	2003	2004*	2005**
Cash flow ($b)	2.7	3.0	3.6-3.8
CFPS	7.07	7.90	9.80-10.40
Average shares outstanding (mm)	386	383	366
Production (000 boe/d)	398	437	445-475
WTI oil (US$/bbl)	30.99	41.47	40.00
NYMEX gas (US$/mmbtu)	5.44	6.09	6.25
US$/C$	0.71	0.77	0.80
C$/₤	2.29	2.38	2.25
*Preliminary
**Forecast

Cash flow estimates are based on the pricing and exchange rate assumptions shown. The number of average shares is contingent on Talisman repurchasing approximately 10 million shares in the first quarter of 2005. Other items affecting cash flow include royalties, operating costs, G&A, interest expense, stock based compensation expense and current income taxes and PRT. Additional information on these assumptions, as well as sensitivities, is provided later in this news release.

Exhibit 1

PRODUCTION

Talisman has set targets of 5-10% production per share growth on a go-forward basis. The Company produced approximately 437,000 boe/d in 2004. Fourth quarter production averaged an estimated 447,000 boe/d, a 7% increase over the fourth quarter of 2003.

	2003	2004*	2005**
Oil & Liquids (bbls/d)
North America	59,578	57,200	54,000-56,000
North Sea	113,075	121,200	117,000-125,000
Indonesia	15,758	13,200	5,000-7,000
Malaysia/Vietnam	8,672	22,400	28,000-30,000
Algeria	6,594	13,400	15,000-17,000
Sudan	13,039	-	-
Trinidad		-	12,000-16,000
	216,716	227,400	231,000-251,000

Natural Gas (mmcf/d)
North America	864	890	920-940
North Sea	109	113	110-120
Indonesia	112	139	150-170
Malaysia/Vietnam	5	117	105-115
	1090	1,259	1,285-1,345

000 boe/d	398	437	445-475
Production per share (boe)	0.38	0.42	0.44-0.47
*Preliminary
**Estimated

Production in 2005 is expected to average between 445,000-475,000 boe/d, with most of the increase coming from Trinidad, Malaysia and North America. Production per share is forecast to increase by 10%, contingent on Talisman repurchasing an additional 10 million common shares in the first quarter of 2005. Talisman believes it can sustain 5-10% production per share growth in 2006 and again in 2007, from existing development programs (deep gas in North America, PM-305 in Malaysia, Tweedsmuir in the North Sea, Algeria expansion, Corridor gas sales in Indonesia).

Liquid volumes are expected to increase between 2-10%. The major increases come from first oil production in Trinidad and startup of the South Angsi field in Malaysia. Indonesian oil volumes are lower with the planned relinquishment of the Tanjung concession.  Gas volumes are forecast to increase 2-7%. The majority of the increase is expected to come from Talisman’s successful deep gas drilling programs in North America.

Exhibit 1

CAPITAL SPENDING

Talisman has budgeted approximately $3.1 billion in exploration and development spending in 2005, up 15% over 2004.

Exploration & Development ($ million)

	2003	2004*	2005**
North America	1,109	1,480	1,445
North Sea	496	550	1,025
Indonesia	41	25	75
Malaysia/Vietnam	275	240	235
Algeria	34	15	55
Trinidad	130	195	100
Other	95	151	125
	2,180	2,656	3,060
*Preliminary
**Estimated

Approximately half of the money will be spent on drilling with 525 domestic and 102 international exploration and development wells planned. The other major budget items are plant and equipment ($1.1 billion) and land/G&G ($300 million).

Exploration and development spending in North America is estimated at $1,445 million (47% of total Company spending). Ninety per cent of conventional North American spending will be gas focused.

Capital spending in the North Sea is expected to increase to just over one billion dollars in 2005. The increase reflects the program to develop the Tweedsmuir fields, with first production expected late in 2006.

Indonesian spending will increase with expansion of the gas processing facility at Grissik in the Corridor Block. Spending in Malaysia and Vietnam is expected to total $235 million, including completion of the South Angsi project and additional gas processing facilities at PM-3. Algerian spending will increase with expansion of the MLN facilities. Spending in Trinidad will drop this year with completion of the Angostura oil and gas development. Approximately two-thirds of the budget in Trinidad will be directed towards exploration, including two onshore wells.

SENSITIVITIES AND OTHER ITEMS

The 2005 sensitivities to changes in volumes, prices and exchange rates are as follows:

Cash flow ($ million)
WTI oil price increase US$1.00/bbl	55
North American natural gas price increase (C$0.10/mcf)	24
Exchange rate (US$0.01)	50
Volumes + 10% liquids	183
Volumes + 10% natural gas	180

Exhibit 1

The sensitivities take into account current Talisman hedges for 2005. Talisman has hedged approximately 1.6% of North American gas production and 2.5% of worldwide liquids production through a combination of financial and physical fixed price contracts and collars. Gas volumes have been hedged at an average price of approximately C$3.50/mcf. Approximately 6,000 bbls/d of oil volumes have been fixed at US$26.97/bbl.

Other key variables include:

Royalties are estimated at 16% of gross revenue (before hedging impact), essentially unchanged from the 2004 rate.

Unit operating and transportation costs are expected to fall by 5-7% in 2005, averaging approximately $7.70/boe. Reasons include an assumed stronger Canadian dollar and commencement of low cost production in Trinidad.

Unit G&A costs are expected to decrease, averaging approximately $1.14/boe in 2005 versus $1.17 in 2004.

Interest expense in both 2004 and 2005 is expected to average approximately $150 million.

Estimated cash income tax and cash PRT in 2005 are expected to be essentially unchanged from 2004 estimates.  However, these are highly sensitive to commodity price realizations and capital expenditure levels.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria, Trinidad and the United States.  Talisman's subsidiaries also conduct business in Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

01-05

Exhibit 1

Financial Information

All dollar amounts are stated in Canadian dollars, except where otherwise indicated.  Unless otherwise indicated below, the Canadian financial information included in this news release is set out in accordance with Canadian generally accepted accounting principles, which differ from generally accepted accounting principles in the U.S.  See the notes to the Company’s consolidated financial statements for information concerning significant differences between Canadian and U.S. generally accepted accounting principles.

Non-GAAP Financial Measures

Cash flow per share is one measure used by the Company to assess operating results. Cash flow per share is not defined by Canadian or US GAAP and as such does not have a standardized meaning prescribed by Canadian or US GAAP. Cash flow per share may not be comparable to similarly titled measures reported by other companies. Cash flow per share should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income per share as determined in accordance with Canadian or US GAAP as an indicator of the Company's performance or liquidity.  Cash flow per share as presented in this news release has been calculated on a consistent basis for the year ended December 31, 2004 and the year ending December 31, 2005.

This news release does not include an estimate of the 2004 and 2005 net income per share as it is not practicable to do so at this time.

Forward-looking Statements

This news release contains statements concerning future projects and growth, anticipated cash flow, estimated volumes and timing of future production, business plans for development and drilling, drilling and operating costs, or other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about future events, conditions, results of operations or performance that constitute "forward-looking statements" within the applicable securities legislation.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

•

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

•

risks and uncertainties involving geology of oil and gas deposits;

•

the uncertainty of reserves estimates and reserves life;

•

the uncertainty of estimates and projections relating to production, costs and expenses;

•

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•

health, safety and environmental risks;

•

uncertainties as to the availability and cost of financing;

•

uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

•

risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•

general economic conditions;

•

the effect of acts of, or actions against international terrorism; and

•

the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's Annual Report under the headings "Management's Discussion and Analysis- Risks and Uncertainties", "- Liquidity and Capital Resources", and "- Outlook for 2004", as well as in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Advisory – Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements.  The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101).  Talisman's proved reserves have been calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Probable reserves have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress ("SPE/WPC").  Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in Talisman's Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. While Talisman annually obtains an independent audit of a portion of its reserves, no independent reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this report.

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

Throughout this report, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ration of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Exhibit 1

You may read any document Talisman furnishes to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.